

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 1, 2007

Mr. Don A. Turkleson
Chief Financial Officer
Cheniere Energy, Inc.
717 Texas Avenue, Suite 3100
Houston, Texas 77002

      Re: Cheniere Energy, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed February 27, 2007
             File No. 001-16383

Dear Mr. Turkleson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Jill S. Davis
                Branch Chief